Orient Capital Pty Ltd

OPEN BRIEFING

Orbital Corporation Limited

CEO & CFO on FY10 Results

Date: 31.08.2010

Key points:

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Return to operating profit in the second half

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Results impacted by investment for future growth

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Outlook improving with markets recovering, demand for alternative fuels set to rise

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Orbital Corporation Limited (ASX:OEC) reported net profit of $4.52 million for the year ended June 2010, compared with net a loss of $2.45 million in the previous year.  Excluding one-off items, such as the $7.70 million gain from a renegotiated loan, the underlying loss was $2.58 million, compared with an underlying loss of $4.94 million in the previous year.  Given a return to operating profit in the second half of 2010, have your markets bottomed?

CEO Terry Stinson

Several of our key profit markets are showing recovery, other markets remain flat.  The market for Synerject products is improving in North America and Europe.  This is reflected in Synerject’s results and also reflected in improvements in Orbital’s Licences and Royalties income.  Our return to underlying operating profit in the second half was also assisted by reductions in overhead costs and improvements in the operating efficiency of our Orbital Consulting Services (OCS) business.  This, together with a level of market recovery, gives us confidence our earnings will improve commensurately and we’re looking forward to a profitable 2011.

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What will be the key drivers of the expected return to profit?

CEO Terry Stinson

There are three key drivers.  First, in our traditional markets we expect the economic recovery to continue.  As the worldwide economy improves, consumer confidence will grow and our traditional non-auto segment businesses will continue to stabilise and hopefully show further improvement.   This should help several of our business segments, particularly Synerject.

Second, within this fiscal year, Orbital Autogas Systems (OAGS) will begin supplying Ford Australia with next generation LPG fuel and engine management systems.  These systems will be installed on Ford’s next generation E-Gas vehicles. Winning the next generation Ford LPG business was the primary justification for our move into the LPG systems supply business.  Along with the Ford development, OAGS is concurrently developing an LPG systems aftermarket business in Australia and New Zealand.

Third, there's renewed interest in our FlexDI technology coming from our traditional market segments and from potential new customers.  The majority of our OCS business is driven by Orbital’s FlexDI technology.  There are several significant projects in development that should further improve OCS’s top line and bottom line for 2011.

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In January, Orbital renegotiated its interest-free loan from the Western Australian government, extending it to 2025 from 2014.  This resulted in a non-cash $7.70 million gain in 2010.  Apart from a one-off boost to reported profit, what are the key benefits of the new loan terms for Orbital?

CFO Keith Halliwell

The main benefit is that we won’t have to find $19 million in May 2014 to repay the loan.  The restructured loan has been reduced by almost $5 million, with a repayment plan on the remaining $14.3 million over 15 years commencing with $200,000 this year.  Repayments will gradually increase over the loan period.  The loan continues to be interest free, which is very beneficial.

Another benefit of the reduced principal and extended repayment terms is a reduction in the annual amortisation of the present value of the loan, which is required under Australian accounting standards.  The amortisation expense will be reduced by approximately $300,000 in 2011, with similar savings in the future.

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Orbital had cash in hand of $3.61 million as at the end of June 2010, down from $6.62 million a year earlier.  Is the current cash on hand adequate given cash outflow from operations was $5.04 million in 2010, compared with outflow of $2.10 million in the previous year?  What is the outlook for cash?

CFO Keith Halliwell

The decrease in cash was mainly due to increased investment in the OAGS business.  We incurred a loss in this business of $1.73 million as we increased OAGS staff numbers and moved into bigger premises in readiness for the new Ford and aftermarket business.  Working capital increased and OAGS invested in plant and equipment and development of LPG retrofit kits and the new Ford LPG system.

Cash requirements will be significantly reduced in 2011 with the majority of the investment now behind us.  We anticipate growing sales and working capital and therefore there will be a further demand on cash, but we anticipate that we should have sufficient cash reserves to support that growth and meet our operating requirements.  However cash flow management will continue to be very important, particularly over the next 12 to 18 months.

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You’ve just announced plans to sell and lease back your company headquarters in Perth.  What is the rationale for this and how do you intend to use the funds released by the sale?

CEO Terry Stinson

We have cash tied up in our land and buildings that can be better used.  If we can sell and lease back the land and buildings for a fair market price, we plan to use the funds for strategic investment in cash-generating projects, strategic business acquisitions and associated opportunities.  Our Board feels we can create better value and returns for our shareholders by using the money tied up in land and buildings to further grow our business.

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In the OAGS business, revenue was $6.20 million 2010, relatively unchanged from $6.26 million in 2009.  The loss of $1.73 million compared with a loss $0.74 million in 2009.  When do you expect OAGS to return to profitability?  What are the growth opportunities after your increased investment in LPG systems in 2010?

CEO Terry Stinson

We’re targeting for OAGS to be close to break-even for the coming year.  Last year was a year of investment, this year we’ll continue to develop the business and prepare for growth, however with a much lower level of investment.  The foundation business is LPG systems for Ford Australia: OAGS supplies Ford’s current LPG systems and will supply the next generation system targeted for production-release this fiscal year.  Once the new Ford business starts, OAGS revenues and profitability will improve.  The Ford business should provide the foundation for sustainable growth and increased profits for OAGS in the coming years.

In parallel with the development of the Ford business, OAGS has been developing products for the Australian LPG aftermarket.  Orbital entered this market two years ago through the acquisition of Boral Alternative Fuel Systems.  Since that time, the market has declined as a result of the global financial crisis and subsequent lower petrol prices.  As worldwide markets recover, the price of petrol is expected to increase.  We believe we’ve made the right investments and are ready to capitalise on this future market in Australia.

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Synerject’s net profit after tax increased to US$4.74 million in 2010, up 30 percent, reflecting an acquisition and cost cutting.  However its equity contribution increased only slightly, to $1.87 million from $1.84 million, reflecting the reduction in Orbital’s equity stake in April 2009 and the impact of a stronger Australian dollar. With volumes still weak in Synerject’s traditional markets, when do you expect it to generate sustained earnings growth?

CFO Keith Halliwell

We anticipate that the growth Synerject achieved in 2010 is sustainable.  The marine market, while showing signs of recovery in 2010, still has some way to go, and Synerject should see further benefits in 2011.  Synerject has introduced new products, for example, snowmobiles and high-end motorcycles, and it also has new product available in the low-end motorcycle market in Asia.  We’re confident continuing growth in the top line will be reflected in improvements in Synerject’s bottom line and this will flow through to a growing contribution in 2011 and coming years.

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OCS booked earnings of $1.03 million in 2010, up from $0.32 million in 2009, on revenue of $9.62 million, up from $8.80 million. The order book stood at $3.4 million at 30 June 2010, down from $5.3 million a year earlier. Can you maintain profitability on the basis of the current order book level?

CEO Terry Stinson

OCS’s order book tends to go up and down based on the flow of larger projects we secure from domestic and international customers.  If the order book remains at the $3 million level, we may need to adjust the business costs to stay in the black.  However, prospects are good for OCS.  There are several significant projects under development that OCS has a good chance to win over the next few months.  These projects are FlexDI related so we have an advantage over the competition.  Some are also alternative fuels related so they fit with our strategy and future growth plans.

Our focus is on getting the order book back up to around $4 million to $5 million and maintaining this level, and as I mentioned, we have a number of projects in the pipeline that can potentially get us there.  The two key drivers for our OCS business are alternative fuels and fuel economy, where there is increasing customer interest.  We expect OCS will be able to capitalise on the growing interest in FlexDi and what the technology can deliver.  I expect future improvements from our OCS business and plan to continue to use OCS as an incubator to create new opportunities for Orbital.

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Licences and Royalties made a profit of $0.03 million in 2010, versus a loss of $1.13 million in the previous year on revenue of $1.20 million, up from $1.12 million. Given your FlexDI royalties remain largely dependent on production in still soft discretionary and recreational markets in the US, what will be the key drivers of the expected increase in Licenses and Royalties revenue in the current year?

CEO Terry Stinson

Our Licences and Royalties revenues are driven mainly by the marine and recreation markets.  Along with Synerject’s key markets, Orbital’s royalty revenues have also recovered from previous lows, albeit volumes are still well below the level of three or four years ago.  For the coming year, we also have some new products in development with customers.  These are specialty products and initial volumes will be low, however the products are expected to be introduced to the market within our financial year and will gradually start to add to our licensing and royalty revenue and to Orbital’s future bottom line.

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In 2010 Orbital booked costs of $0.60 million in relation to an acquisition and accompanying capital raising that did not eventuate.  After the significant amount of investment in 2010, how is the business now positioned to grow organically?  Do you need further acquisitions to grow the business?

CEO Terry Stinson

We’ve invested in and are well positioned to grow organically in our traditional businesses: Synerject, OAGS and the OCS businesses.  This organic growth won’t however satisfy our targets for Orbital’s growth.  Our target is to grow the business, especially in the prospective alternative fuels space.  I see growth in two ways for Orbital.  The first is by capitalising on our investments to date and growing the top line.  The second is by acquiring businesses that are aligned with our strategy and fit within Orbital’s acquisition criteria.

Last financial year we attempted to raise capital on the market to fund an acquisition.  During the process, the Orbital Board made the decision to withdraw from the capital raising due to adverse market conditions; the cost of the raising was projected to become too expensive for our shareholders.  This acquisition fitted with our strategy and would have been a positive addition for Orbital.

We’re looking at alternative funding sources, and we’ll continue to seek opportunities, especially where they can enhance our domestic commercial footprint.  For example a new opportunity for Orbital is in LNG for transport applications.  This is a possible new commercial opportunity that could ride on the back of success with our project with Mitchell’s transport.

Our plan is to grow organically and through acquisition of businesses that fit with the Orbital strategy.

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Can you comment on how a change in government in Australia might impact Orbital?

CEO Terry Stinson

Orbital has supported and will continue to support initiatives proposed by the Australian Commonwealth.  I don’t believe the needs of the Commonwealth will change, independent of which party leads Australia.  The Commonwealth has targeted efficiency improvements for engines and alternative fuels to provide lower cost and lower emissions alternatives to petrol and diesel.  There is also the possibility of future fuel security issues.  Australia is a huge user of diesel and petrol.  We’re in a position to be able to help the Commonwealth find ways to improve the efficiency of these fuels and to find alternatives that take advantage of Australia’s extensive gaseous fuel resources.

We also have our heavy-duty engine testing facility which has, and can in the future, provide testing and certification work for government and for private customers.  Orbital has been a supplier of testing services to support Commonwealth projects.  We don’t expect a change of government to have a significant impact on our future.

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Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2462

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